Exhibit 99.1

Hut 8 Highlights Industry Leading ESG Performance in inaugural Report

Company continues to champion industry standards through measurable, holistic ESG goals that will drive a more sustainable future

TORONTO, May 10, 2022 /CNW/ - Today, Hut 8 Mining Corp. (NASDAQ: HUT) (TSX: HUT) ("Hut 8" or "the Company"), one of North America's largest, innovation-focused digital asset mining pioneers, supporting open and decentralized systems since 2018, published its inaugural ESG report.

"Technology, sustainability, inclusivity, and innovation are a part of Hut 8's DNA," said Hut 8 CEO Jaime Leverton. "While our executive and board have long been proponents of strong environmental, social, and governance standards, we have worked with the entire Hut 8 team to set measurable ESG targets, and are proud to be achieving meaningful results."

The report, which discloses against the Sustainability Accounting Standards Board (SASB) and the Global Reporting Initiative (GRI), was reviewed and provided a statement of assurance from Ernst & Young, demonstrates progress made since holistic ESG goals and targets were announced in December, 2021.

Environment

On track to achieving carbon neutrality by 2025

Procured carbon instruments to offset 20% of our 2021 scope 1 & 2 emissions

Diverted 61% of waste from landfills

Installed 100% LED lighting at the Medicine Hat and Drumheller mines

Added electric skid steers and UTVs

Social

Proudly supported charities including the United Way, YMCA, and Santa Fund in North Bay

Volunteered more than 30 hours for the United Way

50% of executive management roles held by women

Zero recordable injuries across the business

Governance

40% of Board seats held by women

Committed to conducting our business with accountability, integrity, respect, and teamwork

"This is an important step in our ESG journey," said Leverton. "We will continue to embed ESG priorities into everything we do, continually adapting our approach based on new data, best practices, and insights that align with our business priorities."

Taking a proactive role in driving transparency and progress across the digital asset industry, Hut 8 became a founding member of the Bitcoin Mining Council in 2021. The Council is a voluntary group of digital asset miners that promotes energy usage transparency and encourages the use of renewable energy sources. Hut 8 also joined the Crypto Climate Accord, the result of a collaborative effort inspired by the Paris Climate Agreement, the Global Blockchain Business Council, and was the first digital asset miner to join the Business Renewables Centre Canada.

For more detailed information on Hut 8's ESG goals and accomplishments, please click here.

About the Company:

Hut 8 is one of North America's largest innovation-focused digital asset miners, led by a team of business-building technologists, bullish on Bitcoin, blockchain, Web 3.0 and bridging the nascent and traditional high performance computing worlds. With two digital asset mining sites located in Southern Alberta and a third site in North Bay, Ontario, all located in Canada, Hut 8 has one of the highest capacity rates in the industry and one of the highest inventories of self-mined Bitcoin of any crypto miner or publicly-traded company globally. With 36,000 square feet of geo-diverse data centre space and cloud capacity connected to electrical grids powered by significant renewables and emission-free resources, Hut 8 is revolutionizing conventional assets to create the first hybrid data centre model that serves both the traditional high-performance compute (Web 2.0) and nascent digital asset computing sectors, blockchain gaming, and Web 3.0. Hut 8 was the first Canadian digital asset miner to list on the Nasdaq Global Select composite index and the first blockchain company to be added to the S&P/TSX Composite Index in 2021. Through innovation, imagination, and passion, Hut 8 is helping to define the digital asset revolution to create value and positive impacts for its shareholders and generations to come.

Cautionary Note Regarding Forward–Looking Information:

This press release includes "forward-looking information" and "forward-looking statements" within the meaning of Canadian securities laws and United States securities laws, respectively (collectively, "forward-looking information"). All information, other than statements of historical facts, included in this press release that address activities, events or developments that the Company expects or anticipates will or may occur in the future, including such things as future business strategy, competitive strengths, goals, expansion and growth of the Company's businesses, operations, plans and other such matters is forward-looking information. Forward-looking information is often identified by the words "may", "would", "could", "should", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect" or similar expressions and includes, among others, words "may", "would", "could", "should", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect" or similar expressions and includes, among others, statements regarding the Company's plans, goals, targets, commitments and strategies to advance its environmental, social, and governance ("ESG") objectives, the steps the Company plans to make to meet those objectives, the Company's strategy to ESG alignment, and plans to expand on any ESG practices, the Company's goal of achieving carbon neutrality by 2025, the Company's ability to maintain zero total recordable workplace safety incidents, the Company's ability to meet its diversity targets with respect to its Board and management, the Company's target dates for accomplishing any of the foregoing, and any other statements that are not historically facts. Readers are cautioned that the foregoing list is not exhaustive.

Forward-looking information is necessarily based on a number of opinions, assumptions and estimates that, while considered reasonable by Hut 8 as of the date of this press release, are subject to known and unknown risks, including geo-political risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including but not limited to the factors described in greater detail in the "Risk Factors" section of the Company's Annual Information Form dated March 17, 2022, which is available on www.sedar.com. These factors are not intended to represent a complete list of the factors that could affect Hut 8; however, these factors should be considered carefully. There can be no assurance that such estimates and assumptions will prove to be correct. The forward-looking statements contained in this press release are made as of the date of this press release, and Hut 8 expressly disclaims any obligation to update or alter statements containing any forward-looking information, or the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by law.

Related Links: www.hut8mining.com

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SOURCE Hut 8 Mining Corp

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For further information: Media Contact: Erin Dermer, erin.dermer@hut8mining.com

CO: Hut 8 Mining Corp

CNW 07:30e 10-MAY-22